EXHIBIT 99.1

Precision Drilling Corporation Announces Addition of New Director

CALGARY, Alberta, Sept. 13, 2018 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision”) is pleased to announce the addition of David W. Williams to its Board of Directors. Mr. Williams has over 35 years of experience in the offshore drilling industry having most recently served as Chairman, President and Chief Executive Officer of Noble Corporation from January 2008 to January 2018. Prior to joining Noble in 2006, Mr. Williams served as Executive Vice President of Diamond Offshore Drilling, Inc.

Mr. Williams contributed to many industry organizations throughout his career, including The National Petroleum Council, the Society of Petroleum Engineers and The American Bureau of Shipping. Additionally, Mr. Williams served as a Director of the Well Control Institute and served as Chairman and Executive Committee member of the International Association of Drilling Contractors. Mr. Williams was also a board member of the American Petroleum Institute (“API”), and served as API’s Chairman of the General Membership Committee and as a member of API’s Executive Committee. Mr. Williams currently serves as a member of the Houston Museum of Natural Science Board of Trustees, the Board of the National Ocean Industries Association, and is a member of the Board of Spindletop Charities.

“David has extensive experience in the global energy industry and we are excited to have him join our Board. David’s invaluable experience and capabilities will help us achieve our vision to be globally recognized as the High Performance, High Value provider of land drilling services and we look forward to working with him in the years ahead,” commented Steve Krablin, Chairman of the Board of Precision.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
713.435.6247

Ashley Connolly, Manager, Investor Relations
403.716.4725

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com